Exhibit (c)(ii)

  Fair Market Valuation Opinion of The Bank Advisory Group, dated June 10, 2003




                                                             July 16, 2003



Confidential

Mr. John Johnson
President
Colonial Trust Company
5336 North 19th Avenue
Phoenix, Arizona  85015

Re: Cash fair market evaluation range of 757,884 shares (100%) of the outstanding common stock of Colonial Trust Company, Phoenix, Arizona ("Colonial"), as of March 31, 2003, for use in the potential sale of the organization; and, an analysis of the additional value which could be potentially produced by an undetermined acquirer

Dear Mr. Johnson:

As part of its line of professional services, The Bank Advisory Group, L.L.C. specializes in rendering valuation opinions of financial institutions nationwide. These valuations are required for a multitude of reasons, including tax and estate planning, employee stock ownership plans, private placements, buy/sell agreements, exchange ratio determinations, dissenters' rights proceedings, reverse stock splits, fairness opinion letters, public offerings, together with mergers and acquisitions. Broad and extensive participation in the field of financial securities appraisal on the part of the firm's principals, allows The Bank Advisory Group, L.L.C. to be especially knowledgeable with regard to valuation theory and the rulings and guidelines of the Internal Revenue Service and the Office of the Comptroller of the Currency involving valuation methodology, and judicial decisions regarding financial institution valuation matters.

In our capacity as an expert in this field, you have asked our opinion as to the cash fair market value range of 757,884 shares (100%) of the outstanding common stock of Colonial Trust Company, Phoenix, Arizona, as of March 31, 2003, for use in the potential sale of the organization; and, an analysis of the additional value which could be potentially produced by an undetermined acquirer.

In order to accomplish our assignment, you have provided us with the relevant financial statements for Colonial Trust Company, as of March 31, 2003. In addition, through communications both oral and written, information was provided pertaining to the immediate past operating history of Colonial, the primary competition within the trade area of Colonial, and other information deemed pertinent to the evaluation.

In rendering an opinion as to the cash fair market value range of the stock, we have considered the nature and history of Colonial Trust Company, the competitive and economic outlook for the trade area and for the financial industry in general, the book value and financial condition of Colonial, its future earnings and dividend paying capacity, the size of the block valued, and the prevailing market prices of stocks for financial institutions which manage assets as their primary line of business. However, we have not independently verified the financial condition and performance of Colonial. Accordingly, we have relied upon the data provided by or on behalf of Colonial to be true and accurate in all material respects.


Definitions of Value

The IRS defines "fair market value" as the price at which a willing buyer and a willing seller, both being adequately informed of the relevant facts about the subject business, could reasonably consummate a purchase/sale transaction, neither party acting under any compulsion to do so and with both parties possessing the ability to perform under a mutual agreement. In the case of this appraisal of 100% of the outstanding shares of Colonial Trust Company, this market-oriented definition of the fair market value of a company's stock is applicable only by reference to the recent activities of buyers of other trust companies prior to the effective date of this appraisal. Accordingly, in Section III of this report, we have provided an analysis of the prices paid for United States companies whose primary line of business was asset management, who reported assets under management below $1 billion, and who were acquired during the period of January 2001 - March 2003.

The subjective analysis - as described in IRS Revenue Ruling 59-60, specifically outlined for national banks in OCC Bulletin 88-22 and Banking Circular 259, and generally discussed in numerous case law studies and various writings regarding fair value determination - of net asset value, market value, and investment value (as they are defined later in this report), and as influenced by the appraisal expert's judgment and experience, is the appropriate approach to be used by appraisal experts when determining the fair market value of the shares of a corporation operating as a going concern.

The appropriate definition for cash fair market value as it is used in this report is: that value arrived at by analyzing all relevant valuation variables and employing all applicable valuation techniques or methodologies. The approach used by The Bank Advisory Group to derive the cash fair market value of 100% of the common stock of Colonial Trust Company encompasses all of the relevant techniques and methods described in the following paragraphs.


Valuation Variables

The relative importance of the key valuation variables differs from one valuation scenario to the next. Most financial institution appraisal experts tend to agree that the primary financial variables to be considered are earnings, equity, dividends or dividend-paying capacity, asset quality and cash flow. In most, if not all instances, value is further tempered by other nonfinancial factors, including marketability/liquidity, voting rights or block size, history of past sales of the financial company's stock or other substitute market's price levels, nature and relationship of the other shareholdings in the company, and other special ownership or management considerations. In performing this appraisal, we focused on both the relevant financial and nonfinancial variables that were appropriate to be considered in this valuation situation.


Financial Analysis

Historical  financial  information  for Colonial  Trust  Company is set forth in
Section V of the adjoining material. We have reviewed the condition and performance of Colonial at and for the twelve-month periods ending March 31, 2001 - 2003, utilizing general financial data provided by the management of Colonial. The review of such financial information, fully considered together with appropriate nonfinancial information, is essential in determining a cash fair market value range for an organization such as Colonial Trust Company.


Financial Projections

Financial projections for Colonial Trust Company are set forth in Section II of the adjoining material. Although reviewed by the management of Colonial Trust Company, these financial projections were developed primarily by The Bank Advisory Group, L.L.C. based on our analysis of data pertaining to Colonial, and represent our estimation of Colonial's future financial condition and performance.


General Discussion of Valuation Methodologies

There exist three types of fair market value approaches that are commonly recognized and employed, when appropriate, by appraisal experts in valuing the stock or assets of a going concern. The three broad value types or methods are: net asset value, market value, and investment value.

When valuing a financial organization, the Net Asset Value approach is frequently defined as the value of the net worth of the company, including every kind of property and value. This approach normally assumes liquidation or sale on the date of appraisal with the recognition of securities gains or losses, real estate appreciation or depreciation, or changes in the net value of its assets. As such, it is not the best approach to use when valuing a going concern. However, it would be applicable when valuing any nonoperating or "held" assets at a "shell" holding company (such as excess real estate, or low- or non-dividend paying equity securities held for long-term investment purposes). Accordingly, we did review the March 31, 2003 equity capital position of Colonial Trust Company in determining our cash fair market value range, but placed the least emphasis on the Net Asset Value appraisal methodology.

The Market Value approach is generally defined as the price at which knowledgeable buyers and sellers would agree, and is frequently used to determine the price of the appraised stock when both the quantity and the quality of the trade data are deemed sufficient. However, the lack of availability of trade data that is comparable to the stock being appraised may result in the need to employ other valuation approaches.

When valuing a "control" position in a financial organization, a comparison is typically made to the prices paid in recent acquisitions of similar financial organizations. Accordingly, we have reviewed the prices paid for "control" of selected United States asset management companies, and have provided an analysis of the data available for those transactions in Section III of the adjoining information. Additionally, we have summarized the information in the table presented below. These financial institutions represent United States companies acquired during January 2001 - March 2003 which focus on asset management and reported assets under management below $1 billion at announcement date. These organizations possessed the following financial traits and related price levels, on average:

                                                                     Trust
                                                    All Deals       Company
                                                   With Stated    Deals With
                                                      Values     Stated Values
-------------------------------------------------------------------------------

Average Administered Assets (000s)                  $381,000       $175,000
Total Price                                           $6,760           $900
Price/Assets                                            1.77 %         0.51 %

# of Transactions                                          4              2


When sufficient, comparable trade data is available, the market value deserves greater consideration than the net asset value, and equal or possibly greater consideration than the investment value. However, as illustrated in the prior table as well as in the complete analysis set forth in Section III, the number of transactions and the related financial and pricing information are considerably limited, thus severely restricting our reliance on the Market Value approach for determining a cash fair market value range for Colonial.

Generally speaking, when valuing the stock of a going concern, one of the most important valuation types is the Investment Value, sometimes referred to as the income value or earnings value. The investment or earnings value of any financial organization's stock is, simply stated, an estimate of the present value of the future benefits, usually earnings, cash flow, or dividends, that will accrue to the stock. An earnings value is comprised of two major components: annual future earnings and an appropriate capitalization rate (the present value discount rate), and is defined by the following formula:

                Net Present Value = (SIGMA) [valuesi/(1 + rate)i]

We believe the utilization of net earnings, rather than cash flows, for this investment value methodology is appropriate given the minimal level of long-term, non-earning investments typically held by a trust company. Thus, for most asset management organizations, the absence of significant non-cash depreciation and/or amortization expense produces little variance between the net earnings and cash flow streams. Additionally, the utilization of net earnings in calculating the present value of benefits is a widely understood and accepted practice in the valuation of financial institutions.

Our twelve-year financial projections of the future performance of Colonial Trust Company through March 31, 2015 were based on our analysis of the financial service industry, market area, and current financial condition of and historical levels of growth and earnings for Colonial, as well as information provided to us by the management of Colonial. In order to create a ninety-year earnings stream for Colonial, we applied the following growth rates to Colonial's net earnings: 4.00% for the eight years following 2015, and 3.00% for the remaining seventy years. In consideration that the assumed investment horizon of likely buyers of Colonial's shares is undefined, but is presumed to be long-term, the rate of growth applied to Colonial's earnings must be one that could reasonably be expected to be sustained indefinitely. Over a prolonged period of time, it is practically impossible to sustain growth at a rate that exceeds the sum of the anticipated rate of inflation plus the expected overall population growth for the trade area(s), as further influenced by the presumed degree of competition from both current and future competitors

When the three value methodologies (net asset, market, and investment) are subjectively analyzed, using the appraiser's experience and judgment, an acceptable cash fair market value range is determined.


Conclusion (Colonial Trust Company Operating as a Public Company)

When the net asset value, market value, and investment value approaches were appropriately considered and all other relevant valuation variables and factors analyzed, the cash fair market value range of 757,884 shares (100%) of the outstanding common stock of Colonial Trust Company, as of March 31, 2003, for the purpose defined in this letter, was determined to be $2,950,000 - $3,250,000 in aggregate. A summary analysis of the three appraisal methodologies and their related values in connection with the appraisal of Colonial Trust Company is set forth in Section I of the adjoining information.


Determination of the Cash Fair Market Value Range of
Colonial Trust Company (Operating as a Private Company)

Additionally, we note that you have requested The Bank Advisory Group to determine the cash fair market value range of 100% of the outstanding common shares of Colonial Trust Company, as of March 31, 2003, assuming Colonial operated as a private company. While there would be little or no difference in the initial financial condition of Colonial assuming its operation as a private company, the elimination of expenses incurred by Colonial to satisfy the financial reporting requirements of public companies would materially improve Colonial's operating performance. Thus, the improved net earnings stream would materially impact the Investment Value approach in determining a cash fair market value range for Colonial's outstanding common shares.

Accordingly, we revised the financial projections for Colonial Trust Company set forth in Section II of the adjoining material to exclude the regulatory reporting expenses required of Colonial as a public company. The revised financial projections for Colonial are also set forth in Section II. Again, please note that although reviewed by the management of Colonial Trust Company, these financial projections were developed primarily by The Bank Advisory Group, L.L.C. based on our analysis of data pertaining to Colonial, and represent our estimation of Colonial's future financial condition and performance assuming its operation as a private organization.

We utilized the same discount rates and earnings growth rates for Colonial Trust Company in determining the Investment Value of Colonial assuming its operation as a private company. Moreover, we again reviewed Colonial's value range as determined with the Net Asset Value and Market Value appraisal methodologies.

When the three value methodologies (net asset, market, and investment) were subjectively analyzed, using our experience and judgment, we concluded that the cash fair market value range of 757,884 shares (100%) of the outstanding common stock of Colonial Trust Company, as of March 31, 2003, for the purpose defined in this letter and assuming Colonial was a private company, was $3,500,000 - $3,800,000 in aggregate. Again, a summary analysis of the three appraisal methodologies and their related values in connection with the appraisal of Colonial Trust Company (operating as a private organization) is set forth in
Section I of the adjoining information.

These value ranges represents our opinion regarding the cash fair market value of the common stock of Colonial Trust Company. Any determination of the fairness or equitableness of an offer entailing the issuance of stock, or any other noncash form of consideration, in exchange for the common stock of Colonial Trust Company would require additional analysis of our part. Such additional analysis would include a determination of the value of the securities offered along with an in-depth financial analysis of the potential buyer.

Finally, please note that the level of interest a specific acquirer might possess for Colonial Trust Company could vary considerably as a result of one or more specific attributes possessed by Colonial Trust Company. Those attributes include such factors as market presence, trade area economics/demographics, lending focus, or deposit clientele. Accordingly, the varying level of motivation that a particular acquirer might possess for acquiring Colonial Trust Company could result in a material increase or decrease in our cash fair market value conclusion.


Analysis of the Additional Value of Colonial Trust Company
Potentially Derived From an Acquirer

Finally, we note that you requested The Bank Advisory Group to analyze potential post-sale value that might be produced by an acquirer. Specifically, you requested that we analyze (i) the savings potentially realizable from the elimination of service charges currently paid by Colonial Trust Company; and,
(ii) the additional interest income that could be derived from the investment of managed funds currently held in self-directed IRA accounts.

In analyzing the potential savings related to service charges incurred by Colonial Trust Company for maintenance of accounts in which a percentage of Colonial's managed funds are held, we reviewed both the most recent Account Analysis Statements provided by Colonial's management, together with the most recent Functional Cost Analysis performed by the Federal Reserve System. We estimate that the annual after-tax savings potential achievable through the consolidation of these accounts by an acquirer to approximate $30.5 thousand. We then grew the potential service charge savings at a level commensurate with the asset growth rates utilized in developing Colonial's financial projections. We then calculated a present value of the twelve-year earnings stream utilizing a 13% discount rate, a rate we believe appropriate given the current interest rate environment, Colonial's recent financial condition and performance, and our experience in valuing hundreds of community financial companies. The present value for the service charge savings approximated $220 thousand.

Additionally, we analyzed the potential increase in interest income to be realized through the redeployment of approximately $20 million in self-directed IRA accounts in a mixture of loans and securities by a potential acquirer. In order to estimate yields potential realizable from the additional loans and securities, we analyzed the average loan and securities yields for profitable commercial banks located in urban/suburban markets of the following states (Arizona, California, Colorado, Nevada, New Mexico, Texas, and Utah), and reporting total assets between $100 million and $1 billion, as of December 31, 2002 (the "Bank Sample"). The Bank Sample reported an average loan/deposit ratio of approximately 74%, an average loan yield of approximately 7.40%, and an average securities yield approximating 5.00%. Utilizing these yields as a basis, together with an assumed savings rate of 1.00% and a marginal tax rate of 41%, we calculated the income potentially derived from an acquirer's ability to redeploy these funds into a loan/securities mix.

Specifically,  we analyzed the funds redeployment under two different scenarios:
(i) utilizing a loans/securities mix which ranged from 65%/35% to 85%/15%;  and,
(ii) utilizing loan/security yields which ranged from 6.4%/4.0% to 8.4%/6.0%, or 100 basis points below/above the averages for the Bank Sample. We applied these two scenarios to the anticipated $20 million in available funds, growing the related income stream at a level commensurate with the asset growth rates utilized in developing Colonial's financial projections. We then calculated a present value of each twelve-year earnings stream utilizing the previously-noted discount rate of 13%.

The range of present values for the earnings stream related to the range of loans/securities splits equaled $4.7 million - $5.1 million. Moreover, the range of present values for the earnings stream related to the range of loans and securities yields equaled $4.1 million - $5.8 million. We note that the range of present values assume a 100% redeployment of self-directed IRA accounts in loans and securities. We additionally note that the stated range of present values exclude related costs of originating and maintaining loan and securities portfolios (administrative, bad debt expense, etc.). Moreover, we note that while potential acquirers may be willing to compensate the selling shareholder group for potential "merger savings" or "earnings enhancements" through a higher purchase price, the great majority of the value corresponding with "merger synergies" is typically retained by the acquirer, in recognition that the buyer is responsible for developing and implementing the strategies required to produce the "merger savings" or "earnings enhancements."

This opinion, and the adjoining material, are provided to you solely for the confidential, internal use of the Board of Directors of Colonial Trust Company; and, without the prior written consent of The Bank Advisory Group, they may not be quoted in whole or in part, or otherwise referred to in any report or document or furnished or otherwise communicated to any person outside the Board of Directors of Colonial Trust Company, with the sole exception of its legal counsel.

                                        Respectfully submitted,

                                        The Bank Advisory Group, l.l.c.



                              By________________________________________________








                        Cash Fair Market Range Evaluation
                           of 757,884 shares (100%) of
                         the outstanding Common Stock of

                             Colonial Trust Company
                                Phoenix, Arizona


                              As of March 31, 2002





                                                                       Beginning
Section Number   Section Contents                                    Page Number



      I          Cash Fair Market Value Range Summary                          1

      II         Financial Projections:                                        2
                  >> Colonial Operating as a Public Company
                  >> Colonial Operating as a Private Company

      III        Prices Paid Analysis - Recently Acquired Asset
                    Management Organizations in the United States              4


      IV         Analysis of Savings Accounts Redeployment                     5

      V          Historical Financial Data - Colonial Trust Company            6

      VI         Company Profile - The Bank Advisory Group, L.L.C.             8

                                    Section I
                      Cash Fair Market Value Range Summary
-------------------------------------------------------------------------------

              C a s h F a i r M a r k e t R a n g e S u m m a r y
                       Cash Fair Market Range Evaluation
                             "of 757,884 (100%) of"
                        the Outstanding Common Shares of
                             Colonial Trust Company
                               "Phoenix, Arizona"
                                 $ in thousands


                                                        Low End         High End
Cash Fair Market Value Range Determination for Colonial
as a public-held company
     Net Asset Value Approach (utilizing 3/31/03
          Equity Capital)                              "$2,673"         "$2,955"
     Market Value Approach (utilizing 0.51% of
          Managed Assets)                              "$2,304"         "$2,547"
     Investment Value Approach:
          11x - 13x Projected 2003 Net Earnings        "$2,464"         "$2,912"
          11x - 13x Projected 2004 Net Earnings        "$4,186"         "$4,186"
          Present Value of Projected 90-Year Net
               Earnings Stream                         "$4,095"         "$4,527"

Cash Fair Market Value Range Conclusion
     (as a publicly-held company)                      "$2,950"         "$3,250"

          Corresponding Valuation Multiples:
               Equity Capital (03/30/03)                  1.05x            1.15x
               Net Earnings (2003 projected)             13.17x           14.51x
               Net Earnings (2004 projected)              9.16x           10.09x



Cash Fair Market Value Range Determination for
Colonial as a privately-held company:
     Net Asset Value Approach (utilizing 3/31/03
          Equity Capital)                              "$2,673"         "$2,955"
     Market Value Approach (utilizing 0.51% of
          Managed Assets)                              "$2,304"         "$2,547"
     Investment Value Approach:
          11x - 13x Projected 2003 Net Earnings        "$3,322"         "$3,926"
          11x - 13x Projected 2004 Net Earnings        "$4,758"         "$4,758"
          Present Value of Projected 90-Year Net
               Earnings Stream                         "$5,056"         "$5,588"

Cash Fair Market Value Range Conclusion
     (as a privately-held company)                    "$3,500"          "$3,800"

     Corresponding Valuation Multiples:
          Equity Capital (03/30/03)                      1.24x             1.35x
          Net Earnings (2003 projected)                 11.59x            12.58x
          Net Earnings (2004 projected)                  9.56x            10.38x

                                   Section II
                             Financial Projections:
--------------------------------------------------------------------------------

                     Colonial Operating as a Public Company

               Projected Summary Balance Sheet & Income Statement
                                      for
                             Colonial Trust Company
                               "Phoenix, Arizona"
                                Dollars in (000)

                           3/31/2003  3/31/2004  3/31/2005  3/31/2006  3/31/2007
Discretionary Assets        $204,000   $218,280   $231,377   $245,259   $259,975
Non-Discretionary Assets    $271,600   $290,612   $308,049   $326,532   $346,124
Total Assets                  $3,086     $3,302     $3,500     $3,675     $3,841

Asset Composition:
Cash & cash equivalents          243        264        263        257        269
Receivables                    1,112      1,189      1,260      1,323      1,383
Note receivable                  354        396        420        441        461
PP&E                             665        660        630        625        614
Goodwill                         105        105        105        105        105
Restricted cash                  506        561        595        625        653
Other                            101        126        228        299        356
Capital (computed as
      a % of assets)          $2,814     $3,005     $3,185     $3,344     $3,495
A/P & other accruing
      liabilities                272        297        315        331        346

(continued)

                           3/31/2008  3/31/2009  3/31/2010  3/31/2011
Discretionary Assets        $275,573   $289,352   $303,820   $319,011
Non-Discretionary Assets    $366,891   $385,236   $404,497   $424,722
Total Assets                  $3,994     $4,154     $4,320     $4,493

Asset Composition:
Cash & cash equivalents          280        291        302        315
Receivables                    1,438      1,495      1,555      1,617
Note receivable                  479        498        518        539
PP&E                             599        623        648        674
Goodwill                         105        105        105        105
Restricted cash                  679        706        734        764
Other                            414        435        457        479
Capital (computed as
      a % of assets)          $3,635     $3,780     $3,931     $4,089
A/P & other accruing
      liabilities                359        374        389        404

(continued)

                           3/31/2012  3/31/2013  3/31/2014  3/31/2015
Discretionary Assets        $334,961   $348,360   $362,294   $376,786
Non-Discretionary Assets    $445,958   $463,797   $482,348   $501,642
Total Assets                  $4,673     $4,859     $5,054     $5,256

Asset Composition:
Cash & cash equivalents          327        340        354        368
Receivables                    1,682      1,749      1,819      1,892
Note receivable                  561        583        606        631
PP&E                             701        729        758        788
Goodwill                         105        105        105        105
Restricted cash                  794        826        859        894
Other                            502        527        552        578
Capital (computed as
      a % of assets)          $4,252     $4,422     $4,599     $4,783
A/P & other accruing
      liabilities                421        437        455        473

--------------------------------------------------------------------------------

                                    2004    2005    2006    2007    2008    2009
Revenue:
     Bond servicing income        $1,776  $1,755  $1,674  $1,773  $1,879  $1,992
     IRA servicing fees -
          corporate                  672     702     732     776     822     871
     IRA servicing fees -
          personal                   360     401     445     471     499     529
     Trust income                  1,896   2,056   2,275   2,410   2,554   2,708
     Interest income                  96     100     105     111     117     124
     Total Revenue                $4,800  $5,015  $5,230  $5,540  $5,872  $6,225
General & Administrative Expense  $4,420  $4,470  $4,690  $4,910  $5,168  $5,416
     Net Income Before Taxes         380     545     540     630     705     809
     Income Tax Expense              156     223     221     258     289     332
     Net Income                     $224    $322    $319    $372    $416    $477


(continued)

                                    2010    2011    2012    2013    2014    2015
Revenue:
     Bond servicing income        $2,092  $2,196  $2,306  $2,421  $2,530  $2,644
     IRA servicing fees -
          corporate                  915     961   1,009   1,059   1,107   1,157
     IRA servicing fees -
          personal                   556     583     613     643     672     702
     Trust income                  2,843   2,985   3,135   3,291   3,439   3,594
     Interest income                 131     137     144     151     158     165
     Total Revenue                $6,536  $6,863  $7,206  $7,566  $7,907  $8,262
General & Administrative Expense  $5,621  $5,833  $6,125  $6,431  $6,721  $7,023
     Net Income Before Taxes         915   1,029   1,081   1,135   1,186   1,239
     Income Tax Expense              375     422     443     465     486     508
     Net Income                     $540    $607    $638    $670    $700    $731

--------------------------------------------------------------------------------


                              2004    2005    2006    2007    2008    2009
As a % of Revenue:
     Bond servicing income   37.00%  35.00%  32.00%  32.00%  32.00%  32.00%
     IRA servicing fees -
          corporate          14.00%  14.00%  14.00%  14.00%  14.00%  14.00%
     IRA servicing fees -
          personal            7.50%   8.00%   8.50%   8.50%   8.50%   8.50%
     Trust income            39.50%  41.00%  43.50%  43.50%  43.50%  43.50%
     Interest income          2.00%   2.00%   2.00%   2.00%   2.00%   2.00%
     General & Administrative
          Expense            92.08%  89.13%  89.67%  88.63%  88.00%  87.00%


(continued)


                              2010    2011    2012    2013    2014    2015
As a % of Revenue:
     Bond servicing income   32.00%  32.00%  32.00%  32.00%  32.00%  32.00%
     IRA servicing fees -
          corporate          14.00%  14.00%  14.00%  14.00%  14.00%  14.00%
     IRA servicing fees -
          personal            8.50%   8.50%   8.50%   8.50%   8.50%   8.50%
     Trust income            43.50%  43.50%  43.50%  43.50%  43.50%  43.50%
     Interest income          2.00%   2.00%   2.00%   2.00%   2.00%   2.00%
     General & Administrative
          Expense            86.00%  85.00%  85.00%  85.00%  85.00%  85.00%

--------------------------------------------------------------------------------

                     Colonial Operating as a Private Company

               Projected Summary Balance Sheet & Income Statement
                                      for
                             Colonial Trust Company
                               "Phoenix, Arizona"
               (Assuming its Operation as a Private Organization)
                                Dollars in (000)



                         3/31/2003  3/31/2004  3/31/2005  3/31/2006  3/31/2007
Discretionary Assets      $204,000   $218,280   $231,377   $245,259   $259,975
Non-Discretionary Assets  $271,600   $290,612   $308,049   $326,532   $346,124
Total Assets                $3,086     $3,302     $3,500     $3,675     $3,841

Asset Composition:
Cash & cash equivalents        243        264        263        257        269
Receivables                  1,112      1,189      1,260      1,323      1,383
Note receivable                354        396        420        441        461
PP&E                           665        660        630        625        614
Goodwill                       105        105        105        105        105
Restricted cash                506        561        595        625        653
Other                          101        126        228        299        356
Capital (computed as
     a % of assets)         $2,814     $3,005     $3,185     $3,344     $3,495
A/P & other accruing
     liabilities               272        297        315        331        346


(continued)


                         3/31/2008  3/31/2009  3/31/2010  3/31/2011
Discretionary Assets      $275,573   $289,352   $303,820   $319,011
Non-Discretionary Assets  $366,891   $385,236   $404,497   $424,722
Total Assets                $3,994     $4,154     $4,320     $4,493

Asset Composition:
Cash & cash equivalents        280        291        302        315
Receivables                  1,438      1,495      1,555      1,617
Note receivable                479        498        518        539
PP&E                           599        623        648        674
Goodwill                       105        105        105        105
Restricted cash                679        706        734        764
Other                          414        435        457        479
Capital (computed as
     a % of assets)         $3,635     $3,780     $3,931     $4,089
A/P & other accruing
     liabilities               359       374         389        404


(continued)


                         3/31/2012  3/31/2013  3/31/2014  3/31/2015
Discretionary Assets      $334,961   $348,360   $362,294   $376,786
Non-Discretionary Assets  $445,958   $463,797   $482,348   $501,642
Total Assets                $4,673     $4,859     $5,054     $5,256

Asset Composition:
Cash & cash equivalents        327        340        354        368
Receivables                  1,682      1,749      1,819      1,892
Note receivable                561        583        606        631
PP&E                           701        729        758        788
Goodwill                       105        105        105        105
Restricted cash                794        826        859        894
Other                          502        527        552        578
Capital (computed as
     a % of assets)         $4,252     $4,422     $4,599     $4,783
A/P & other accruing
     liabilities               421        437        455        473


--------------------------------------------------------------------------------


                             2004    2005    2006    2007    2008    2009
Revenue:
     Bond servicing income $1,776  $1,755  $1,674  $1,773  $1,879  $1,992
     IRA servicing fees -
          corporate           672     702     732     776     822     871
     IRA servicing fees -
          personal            360     401     445     471     499     529
     Trust income           1,896   2,056   2,275   2,410   2,554   2,708
     Interest income           96     100     105     111     117     124
     Total Revenue         $4,800  $5,015  $5,230  $5,540  $5,872  $6,225

General & Administrative
Expense                    $4,288  $4,395  $4,505  $4,715  $4,933  $5,167
Net Income Before Taxes       512     620     725     825     940   1,058
     Income Tax Expense       210     254     297     338     385     434
     Net Income              $302    $366    $428    $487    $554    $624


(continued)


                             2010    2011    2012    2013    2014    2015
Revenue:
     Bond servicing income $2,092  $2,196  $2,306  $2,421  $2,530  $2,644
     IRA servicing fees -
          corporate           915     961   1,009   1,059   1,107   1,157
     IRA servicing fees -
          personal            556     583     613     643     672     702
     Trust income           2,843   2,985   3,135   3,291   3,439   3,594
     Interest income          131     137     144     151     158     165
     Total Revenue         $6,536  $6,863  $7,206  $7,566  $7,907  $8,262

General & Administrative
Expense                    $5,360  $5,627  $5,909  $6,204  $6,483  $6,775
Net Income Before Taxes     1,176   1,235   1,297   1,362   1,423   1,487
     Income Tax Expense       482     506     532     558     584     610
     Net Income              $694    $729    $765    $804    $840    $877


--------------------------------------------------------------------------------

                              2004    2005    2006    2007    2008    2009
As a % of Revenue:
     Bond servicing income  37.00%  35.00%  32.00%  32.00%  32.00%  32.00%
     IRA servicing fees -
          corporate         14.00%  14.00%  14.00%  14.00%  14.00%  14.00%
     IRA servicing fees -
          personal           7.50%   8.00%   8.50%   8.50%   8.50%   8.50%
     Trust income           39.50%  41.00%  43.50%  43.50%  43.50%  43.50%
     Interest income         2.00%   2.00%   2.00%   2.00%   2.00%   2.00%
     General & Administrative
          Expense           89.33%  87.64%  86.14%  85.11%  84.00%  83.00%


(continued)

                              2010    2011    2012    2013    2014    2015
As a % of Revenue:
     Bond servicing income  32.00%  32.00%  32.00%  32.00%  32.00%  32.00%
     IRA servicing fees -
          corporate         14.00%  14.00%  14.00%  14.00%  14.00%  14.00%
     IRA servicing fees -
          personal           8.50%   8.50%   8.50%   8.50%   8.50%   8.50%
     Trust income           43.50%  43.50%  43.50%  43.50%  43.50%  43.50%
     Interest income         2.00%   2.00%   2.00%   2.00%   2.00%   2.00%
     General & Administrative
          Expense           82.00%  82.00%  82.00%  82.00%  82.00%  82.00%


--------------------------------------------------------------------------------


                                   Section III
            Prices Paid Analysis - Recently Acquired Asset Management
                       Organizations in the United States
--------------------------------------------------------------------------------

                      Listing of Acquired Trust Operations
          Year(s): Jan 2001 - Jun 2003 Geographic Area: United States
                         Managed Asset Size: Under $1B



                                                        Administered                LTM      Deal    Total               Price/
                                                           Assets     Type of      Revenues  Struc-  Price    Price/    Revenues
Selling Organization      Acquiring Organization   Date    $(000)    Operations     $(000)   ture    $(000)   Assets %  Multiple
--------------------      ----------------------   -----  --------   ----------    -------   -----   ------   -------  -----------
First National Bank       Union BanCal Corp.      May-02  $800,000   Trust Adm.    $1,428     NM     $1,900    0.24%     1.33x
(trust ops)               San Francisco, CA
San Diego, CA

Beacon Fiduciary          Bank of New York Co.    Jun-02  $700,000   Wealth Mgmt.    NM       NM       NM      NA          NA
Advisors                  New York, NY
Chestnut Hill, MA

Sentry Trust Company      Sun Bancorp, Inc.       Apr-03  $400,000   Trust Adm.,     NM      Other  $16,800    4.20%       NA
Chambersburg, PA          Lewisburg, PA                              Wealth Mgmt.,
                                                                     Brokerage &
                                                                     Other

George K. Baum            Gold Banc Corp.         Oct-02  $350,000   Trust Adm.      NM       NM     $1,800    0.51%       NA
Holdings, Inc.            Leawood, KS
Kansas City, MO

Midway Natl Bank          Minnesota Mutual        Feb-02  $350,000   Trust Adm.      NM       NM       NM        NA        NA
(Trust ops)               Companies
Mendota Heights, MN       St. Paul, MN

Legacy South, Inc.        Northern Trust          Nov-02  $300,000   Wealth Mgmt.    NM       NM    $11,500    3.83%       NA
Atlanta, GA               Corporation
                          Chicago, Illinois

Central Bancompany        Bank of New York Co.    Dec-01  $250,000   Trust Adm.      NM       NM       NM        NA        NA
(Trust ops)               New York, NY
Jefferson City, MO

TrustCo Holding, Inc.     MountainBank Financial  Jul-02   $55,000   Trust Adm.    ($576)    Stock   $1,800    3.27%       NA
Greenville, SC            Corp.                                      Wealth Mgmt.
                          Hendersonville, NC


        Averages (Deals with Stated Value)           (4)  $381,000                                   $6,760    1.77%     1.33x

        Averages (Trust Only Deals with Stated Value)(2)  $175,000                                     $900    0.51%       NA

        Averages (All Deals)                         (7)  $400,625                                      NA       NA        NA



                                   Section IV
                    Analysis of Savings Accounts Redeployment
-------------------------------------------------------------------------------

                                             2004  2005  2006  2007  2008  2009
Utilizing a Range of Loans/Securities Blends:
     Scenario #1 (Midpoint Loan %)  A        $609  $645  $678  $708  $737  $766
     Scenario #2 (Low End Loan %)  B         $656  $695  $730  $763  $794  $825
     Scenario #3 (High End Loan %)  C        $713  $755  $793  $829  $862  $897

Utilizing a Range of Loans/Securities Yields:
     Scenario #4 (Midpoint Yields)  D        $656  $695  $730  $763  $794  $825
     Scenario #5 (Low End Yields)  E         $538  $570  $599  $626  $651  $677
     Scenario #6 (High End Yields)  F        $774  $821  $862  $900  $936  $974


(continued)


                                                2010   2011   2012   2013
Utilizing a Range of Loans/Securities Blends:
     Scenario #1 (Midpoint Loan %)  A           $797   $828   $862   $896
     Scenario #2 (Low End Loan %)  B            $858   $893   $928   $966
     Scenario #3 (High End Loan %)  C           $932   $970 $1,009 $1,049

Utilizing a Range of Loans/Securities Yields:
     Scenario #4 (Midpoint Yields)  D           $858   $893   $928   $966
     Scenario #5 (Low End Yields)  E            $704   $732   $761   $792
     Scenario #6 (High End Yields)  F         $1,013 $1,053 $1,095 $1,139


(continued)

                                                                 12 Year
                                                 2014     2015     NPV
Utilizing a Range of Loans/Securities Blends:
     Scenario #1 (Midpoint Loan %)  A            $932     $969   $4,384
     Scenario #2 (Low End Loan %)  B           $1,004   $1,044   $4,723
     Scenario #3 (High End Loan %)  C          $1,091   $1,134   $5,131

Utilizing a Range of Loans/Securities Yields:
     Scenario #4 (Midpoint Yields)  D          $1,004   $1,044   $4,723
     Scenario #5 (Low End Yields)  E             $824     $856   $3,874
     Scenario #6 (High End Yields)  F          $1,185   $1,232   $5,573


A:  Assuming savings accounts invested in a 75% loans/25% securities mix utilizing a loan yield of 7.4%, a securities yield of 5.0%, a savings rate of 1.0%, and a marginal tax rate of 41%.
B:  Assuming savings accounts invested in a 65% loans/35% securities mix utilizing a loan yield of 7.4%, a securities yield of 5.0%, a savings rate of 1.0%, and a marginal tax rate of 41%.
C:  Assuming savings accounts invested in a 85% loans/15% securities mix utilizing a loan yield of 7.4%, a securities yield of 5.0%, a savings rate of 1.0%, and a marginal tax rate of 41%.
D:  Assuming savings accounts invested in a 75% loans/25% securities mix utilizing a loan yield of 7.4%, a securities yield of 5.0%, a savings rate of 1.0%, and a marginal tax rate of 41%.
E:  Assuming savings accounts invested in a 75% loans/25% securities mix utilizing a loan yield of 6.4%, a securities yield of 4.0%, a savings rate of 1.0%, and a marginal tax rate of 41%.
F:  Assuming savings accounts invested in a 75% loans/25% securities mix utilizing a loan yield of 8.4%, a securities yield of 6.0%, a savings rate of 1.0%, and a marginal tax rate of 41%.

--------------------------------------------------------------------------------

                                   Section V
               Historical Financial Data - Colonial Trust Company


                       Statements of Condition and Income

                             Colonial Trust Company
                                Phoenix, Arizona

Statement of Condition
($ in thousands)
        ASSETS                         3/31/2003       3/31/2002       3/31/2001
        Cash & cash equivalents             $243            $167            $319
        Receivables                        1,112             853             824
        Note receivable                      354             324             382
        Income taxes receivable                0             112              22
        Fixed assets                         665             706             796
        Goodwill                             105             105             117
        Restricted cash                      506             522             516
        Other assets                         101              99              75
        Total Assets                      $3,086          $2,888          $3,051
        LIABILITIES & STOCKHOLDERS' EQUITY
        LIABILITIES
        Account payable & other             $272            $214            $305
        Deferred income taxes                  0               0              12
        Total Liabilities                   $272            $214            $317
        STOCKHOLDERS' EQUITY
        Common stock                        $689            $614            $579
        Capital surplus                      506             506             506
        Retained earnings                  1,619           1,554           1,649
        Total Stockholders' Equity        $2,814          $2,674          $2,734
        Total Liabilities &
            Stockholders' Equity          $3,086          $2,888          $3,051

            U n a u d i t e d F i n a n c i a l S t a t e m e n t s

                             Colonial Trust Company
                                Phoenix, Arizona

                         Statement of Income & Expenses
                                ($ in thousands)

                                                 For the Twelve Months Ending
        Income:                              3/31/2003    3/31/2002    3/31/2001
                Bond servicing                  $1,874       $1,930       $2,430
                IRA servicing - corporate          553          607          559
                IRA servicing - personal           293          258          281
                Trust                            1,369          984          866
                Interest & other                    73           86           88
                  Total Interest Income          4,162        3,865        4,224
        General & Administrative Expenses:       4,041        3,989        3,646
                Net  Income Before Taxes           121        (124)          578
        Income Taxes                                50         (41)          237
                      NET INCOME                   $71        $(83)         $341




--------------------------------------------------------------------------------

                                   Section VI
                           Company Profile: - The Bank
                             Advisory Group, l.l.c.
--------------------------------------------------------------------------------



Company Profile

The Bank Advisory Group, L.L.C. is a specialized consulting firm focusing on providing stock valuations together with traditional merger & acquisition advisory services exclusively to financial institutions located throughout the United States, or to groups of individuals associated with U.S.-based financial institutions. Together, the principals of The Bank Advisory Group have developed special insight and skills as a result of over one thousand stock valuations and merger & acquisition transactions in which they have acted as advisors over the past two decades. The principals of The Bank Advisory Group, L.L.C. are directly involved with the projects for which the firm has been engaged to render advice, thereby assuring that each client relationship receives advice of the highest quality.

As part of its line of professional services, The Bank Advisory Group, L.L.C. specializes in rendering valuation opinions of banks and bank holding companies nationwide. These valuations are required for a multitude of reasons, including tax and estate planning, employee stock ownership plans, private placements, buy/sell agreements, exchange ratio determinations, dissenters' rights proceedings, reverse stock splits, fairness opinion letters, public offerings, mergers and acquisitions. Broad and extensive participation in the field of bank securities appraisal on the part of the firm's principals, allows The Bank Advisory Group, L.L.C. to be especially knowledgeable with regard to valuation theory and the rulings and guidelines of the Internal Revenue Service and the Office of the Comptroller of the Currency involving valuation methodology, and judicial decisions regarding bank stock valuation matters.

In connection with providing merger and acquisition services to community banks nationwide, the principals of The Bank Advisory Group have participated in well over 1,000 client relationships involving the fair market evaluation of control and/or minority blocks of stock. Additionally, the principals of The Bank Advisory Group have represented hundreds of clients involved in bank mergers/acquisitions, performing services in the areas of strategic planning, pro forma financial analysis, negotiating support, and pricing and structure analysis. Finally, we frequently identify key regulatory issues and offer assistance in developing appropriate responses; and, we assist bank holding companies in identifying financing options and in obtaining financing. We believe this level of experience qualifies The Bank Advisory Group as one of the preeminent providers of specialized investment advisory services to the community banking industry.


Company Mission To provide high-quality and unimpeachable financial advisory services - principally bank stock valuations, bank merger & acquisition advice and analysis, and related services - in a timely and cost-effective manner to our core clients, which consist of U.S. community banks and their owners.


The Bank Advisory Group's mission determines the priorities of our professional engagements, and the way in which we measure our accomplishments. The Bank Advisory Group's sole focus is on ownership issues concerning U.S. community banks. Thus, The Bank Advisory Group neither performs work that is unrelated to our mission, nor do we seek to serve clients that have underlying goals in conflict with our mission.


Basic Attributes of Professional Employees

The Bank Advisory Group is comprised of professionals possessing three basic characteristics:
o    Friendly and amicable approach to client services

o    Professional attitude, with a focus on meeting client needs

o    Impeccable   integrity   and    trustworthiness,    both   personally   and
     professionally


The Bank Advisory Group believes that the absence of any one of these three priorities precludes us from effectively implementing our mission. Also, by displaying these three attributes, The Bank Advisory Group is able to attract long-term clients that possess the same basic qualities.


Shared Values of Professional Employees

The Bank Advisory Group's professionals have shared values that provide a basic framework within which our business is conducted. These shared values are:
o We do not measure our progress or success by revenue figures or number of engagements, but rather by our contribution to the successes of our clients

o We do not talk about our clients or their successes and failures, but rather, in communicating with future clients, we will discuss the lessons that we have learned as we have worked with existing and former clients

o We seek to derive conclusions and recommendations drawn from rigorous and objective analysis - not perceptions or unsubstantiated opinions

o While we all have personal lives governed by individual goals and aspirations, we make an overreaching effort to place our clients' needs and our company mission ahead of our personal needs



Principals


Robert L. Walters, Chairman



Bob Walters established The Bank Advisory Group in 1989. For over ten years prior to that, Mr. Walters headed the community bank merger & acquisitions and bank stock valuation advisory services of Sheshunoff & Company. As a result of his twenty-five plus years of specialized experience, he is nationally-recognized as an expert in both of these fields.

More specifically, in the field of community bank mergers & acquisitions, Mr. Walters has assisted hundreds of banks in developing negotiating strategies, formulating pricing and structure alternatives, and seeking alternative buyers/sellers/merger partners. Representing both buyers and sellers of community banks, as well as jointly representing banks involved in strategic alliances and mergers-of-equals, Mr. Walters has compiled a depth and breath of experience that is unparalleled in the community bank investment banking business.

Additionally, since the early 1980s, Mr. Walters has participated in over 1,000 client relationships involving the evaluation of both "control" and "minority" blocks of community bank stocks. In this regard, Mr. Walters has frequently provided expert witness testimony regarding the valuation of community bank stocks.

Since the first edition of the Shehunoff publication The Prices Paid for U.S. Banks in 1981, Mr. Walters has provided national leadership regarding the analysis of data regarding "control" price levels paid for community banks. Specifically, he is a recognized expert in quantifying the financial determinants of community bank value for both "control" and "minority" ownership positions.

In the late 1970s and early 1980s while at Sheshunoff, Mr. Walters pioneered the use of the "Call Report" data, and he has designed numerous bank peer group financial analysis tools that have become nationally-recognized standards in the community banking industry. As such, Mr. Walters is a recognized expert in the field of bank performance analysis.

Mr. Walters has spoken at numerous national and state bank trade association seminars and conventions on bank financial performance analysis, bank mergers & acquisitions, and bank stock valuation issues, and he has authored numerous articles and "white papers" in these areas.

Mr. Walters is also a principal in The Bank CEO Network, an educational program which provides current information on the banking industry to community bank presidents and chief executive officers from throughout the United States. Mr. Walters graduated from Texas A&M University with a BBA in Accounting.


J. Stephen Skaggs, President



Stephen Skaggs is an organizing partner of The Bank Advisory Group, L.L.C. Mr. Skaggs has worked extensively with community banks nationwide in developing negotiating strategies, formulating pricing and structure alternatives, evaluating merger & acquisition options, and providing fair market evaluations of control or minority blocks of bank stock.

With 20+ years of experience in the areas in which The Bank Advisory Group specializes, Mr. Skaggs has been involved in well over 600 fair market evaluations of bank stock for purposes of merger & acquisition transactions, employee stock ownership plans, federal estate tax returns, and collateral assessments. He has substantial experience in assisting banks and groups of investors in successfully completing bank holding company formations and expansions; and, he has assisted numerous banking organizations, as both buyers and sellers, in formulating strategic M&A plans.

Prior to forming The Bank Advisory Group, Mr. Skaggs was a Vice President in the Investment Banking Division at Alex Sheshunoff & Company, Inc. from 1983 through 1989. During his years at Sheshunoff, he conceived and designed many of the bank and thrift financial ratio analysis products and publications produced by Sheshunoff Information Services, and he co-authored the widely-used publication, Buying, Selling, Merging Banks.

After graduating with a BBA in Finance from Texas A&M University, Mr. Skaggs worked as a credit analyst with InterFirst Bank Dallas, N.A., followed by a position as an analyst in the Bank Holding Company Applications Division of the Federal Reserve Bank of Dallas.


Daniel R. Jackson, Executive Vice President



Daniel Jackson is a principal of The Bank Advisory Group, L.L.C., having joined the firm in 1990. Mr. Jackson has worked extensively with community banks nationwide in developing negotiating strategies, formulating pricing and structure alternatives, evaluating merger & acquisition options, and providing fair market evaluations of control or minority blocks of bank stock.

With thirteen years of experience in the areas in which The Bank Advisory Group specializes, Mr. Jackson has been involved in well over 400 fair market evaluations of bank stock for purposes of merger & acquisition transactions, employee stock ownership plans, federal estate tax returns, and collateral assessments. Mr. Jackson possesses considerable experience in assisting banks and groups of investors in successfully completing bank holding company formations and expansions; and, he has assisted numerous banking organizations, as both buyers and sellers, in formulating strategic M&A plans.

Prior to joining The Bank Advisory Group, Mr. Jackson served as a Commissioned Examiner with the Federal Reserve Bank of Dallas from 1986 through 1990, serving initially as a field examiner, then as an analyst with the Reserve Bank's Special Monitoring Unit for critically impaired banking organizations. Mr.
Jackson previously served as an lending/credit administration officer with a community bank in Austin, Texas, and as a credit analyst with a subsidiary of InterFirst Corporation, Dallas, Texas. Mr. Jackson holds a BBA in Accounting from the University of Texas in Austin.